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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2002

                 I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED.
                 (Translation of Registrant's Name Into English)

                              33 Jabotinsky Street
                                Ramat Gan, Israel
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F /X/    Form 40-F / /

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes / /    No /X/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference in the prospectus in any effective Registration Statement on Form F-3 filed by I.I.S. Intelligent Information Systems Limited prior to or after the date hereof.

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The following item is being submitted herewith as Exhibit 1:

1. Press Release, dated October 28, 2002, of the Registrant regarding second-quarter 2002 financial results.

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       I.I.S. INTELLIGENT INFORMATION
                                              SYSTEMS LIMITED


Date: October 31, 2002                 By: /s/ David Warburg
                                           -------------------------------------
                                           David Warburg
                                           Attorney-in-Fact for
                                           Robi Hartman, Chief Executive Officer

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                                                                       EXHIBIT 1

I.I.S. INTELLIGENT INFORMATION SYSTEMS REPORTS SECOND QUARTER 2002 FINANCIAL RESULTS

RAMAT GAN, Israel, Oct. 28 /PRNewswire-FirstCall/ -- I.I.S. Intelligent Information Systems Ltd., (Nasdaq: IISL - NEWS) today announced financial results for the second quarter ended June 30, 2002. Revenue for the second quarter was US$68,000 compared with US$84,000 in the comparable quarter last year. The loss for the quarter was US$598,000 or (US$0.05) per share, compared with US$544,000 or (US$ 0.06) in the second quarter of 2001.

These losses reflect the Company's participation in the losses of StoreAge Networking Technologies Ltd. ("StoreAge"), IIS's 39%-held associate company, currently in its maturation phase. The losses, which amounted to US$367,000 this quarter, were mainly as a result of continued investment in R&D, the enhancement of sales and marketing operations in the US, and the establishment of sales partnerships in Europe and the Far East. Operations in the US are focused primarily on sales-driving and sales-enhancing activities.

"IIS continues to forge ahead, even in this difficult economic climate," said Robi Hartman, Chairman and CEO of the Company. "We are particularly pleased with the business wins at our affiliate StoreAge, which includes a partnership with Unisys, to incorporate StoreAge's volume management and storage management technology into a variety of Unisys strategic storage solutions. StoreAge's partnerships with leading OEMs such as Unisys highlight the technological superiority of its solutions and serve to underscore the company's leadership in the area of SAN management. We are confident that Unisys's Storage Sentinel will provide its customers one of the most reliable and scalable storage systems as part of their cutting-edge e-business solutions," Hartman added.

Other business developments at StoreAge over the past six months include the announcement of several partnerships with major storage networking providers, such as, LightSand Communications, KOM Networks, BakBone(TM) Software and Rhapsody Networks. The partnerships are in keeping with the company's mission to ensure SVM interoperability and accelerate the pace of adoption of StoreAge technology worldwide. StoreAge also successfully completed testing with IBM's TotalStorage Enterprise Storage Server products and earned IBM TotalStorage(TM) Proven validation. Meanwhile, the company was certified ca smart with Computer Associates International's (CA) BrightStor Portal. The ca smart seal is in recognition of StoreAge's ability to deliver eBusiness value and excellence, through the integration of its products with CA technologies.

In the new product arena, StoreAge announced the availability of SVM Policy Manager(TM) (SVM PM), which automates the management of storage in Microsoft Exchange environments.

BHF-Bank, one of Germany's leading financial institutions and part of the Dutch ING group, announced its deployment of StoreAge's Storage Virtualization Manager
(SVM) in its organization. The decision to choose the StoreAge solution, BHF-Bank noted, was based on the 'unmatched performance' of the SVM's asymmetric architecture, which enables the Bank to provide superior service to its customers.

IIS will hold a conference call on Tuesday October 29, at 11:00 a.m. ET, to discuss the Company's second-quarter performance. Investors can dial 800-268-8047 (domestic), or 312-461-0644 (international) at least 10 minutes in advance of the call. The call will also be webcast and will be available at http://www.fdfn.com/fdfn.

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About IIS

I.I.S. Intelligent Information Systems Ltd. (IIS) (http://www.iislf.com) is focused on R&D investments and operations within the technology sector of Storage Networking. The Company develops and markets iSWAT(TM) (http://www.swattest.com), an innovative line of software applications for iSCSI protocol analysis, error injection and iSCSI conformance; and iTarget(TM) iSCSI technology architecture and implementation solutions. The Company also owns a 39% interest in StoreAge Networking Technologies, Ltd (http://www.store-age.com), a leader in Storage Virtualization technology. The Company seeks to increase its cooperation with OEM partners and storage device vendors to deliver advanced I storage solutions to the enterprise market.

This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this release and in other releases and reports by the Company, please refer to the discussions of risk factors detailed in, as well as the other information contained in, the Company's filings with the Securities and Exchange Commission during the past 12 months.

                               (Tables to Follow)

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                     IIS Intelligent Information Systems Ltd

                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                              June 30          December 31,
                                               2002         2001         2001
ASSETS

CURRENT ASSETS:
Cash and Cash Equivalents                    $  1,034     $  2,487     $  1,556
Trade Receivables                                  23           32           13
Other Accounts Receivable                         190          263          130

Total Current Assets                            1,247        2,782        1,699

INVESTMENT IN AFFILIATE                           471        1,743        1,250

PROPERTY, PLANT AND EQUIPMENT, NET                 78           87           88

OTHER ASSETS                                      186          235          186

TOTAL ASSETS                                 $  1,982     $  4,847     $  3,223

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short Term Bank Debt                         $      6     $     10     $     10
Trade Payables                                     80           85          119
Other Accounts Payable                            560          829          546

Total Current Liabilities                         646          924          675

LONG TERM LIABILITIES:
Banks                                              --            6            1
Convertible Loan                                   --     $  2,846           --
Accrued Severance Pay, net                         10            9           12

Total Long Term Liabilities                        10        2,861           13

SHAREHOLDERS' EQUITY:
Share Capital                                      55           54           55
Additional Paid in Capital                     41,429       37,586       41,419
Deferred Compensation                             (55)        (152)         (89)
Accumulated Deficit                           (40,103)     (36,426)     (38,850)

 TOTAL SHAREHOLDERS' EQUITY                     1,326        1,062        2,535

TOTAL LIABILITIES                            $  1,982     $  4,847     $  3,223

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                     IIS Intelligent Information Systems Ltd

                 SUMMARY OF CONSOLIDATED STATEMENT OF OPERATION
                     (In thousands except per share amounts)

                          Three months ended       Six months ended     Year ended
                               June 30,                June 30,        December 31,
                           2002        2001        2002        2001        2001
Revenues

Revenues from related
 party                   $     50    $     84    $    115    $    159    $    251
Products                       18          --          43          --          83

                               68          84         158         159         334

Cost of revenues

Revenues from related
 party                         21          --          30          --         155
Products                        8           3          30          25          28

                               29           3          60          25         183

Gross profit                   39          81          98         134         151

Operating expenses
Research &
 Development, net             124         183         233         315         479

Selling & Marketing
 Expenses                      10           7          36           7          21

General &
 Administrative
 Expenses                     136         234         308         383         791

Amortization of other
 assets                        --          24          --          48          97

Non recurring income           --          --          --          --        (180)

Total operating
 expenses                     270         448         577         753       1,208

Operating Loss               (231)       (367)       (479)       (619)     (1,057)

Financial expenses

Financial income
 (expenses), net from
 operations                    --         (18)          5         (35)        (56)

Financial expenses
 from
conversion of
 convertible
 debentures                    --          --          --          --      (1,491)

Total financial income
 (expenses), net               --         (18)          5         (35)     (1,547)

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
Other income
 (expenses)                    --           1          --           1          --

Equity in losses of an
 affiliate                   (367)       (160)       (779)       (404)       (877)

Net loss                 $   (598)   $   (544)   $ (1,253)   $ (1,057)   $ (3,481)

Loss per share           $  (0.05)   $  (0.06)   $  (0.11)   $  (0.12)   $  (0.37)

Weighted AVG. No of
 shares outstanding        11,470       9,028      11,453       9,008       9,409